Exhibit 99.3

May 14, 2010

sherry.wendt@pennwest.com

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon

Registrar of Securities, Nunavut

Dear Sirs:

RE:	PENN WEST ENERGY TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on May 14, 2010:

☒	Proxy
☒	Notice of Meeting/Information Circular
☒	Request for Financial Statements Form

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

“signed by ”

Brenda Cowan

Supervisor, Trust Central Services